February 9, 2011

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Micros Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed August 27, 2010
File No. 000-09993

Dear Mr. Gilmore:

We have received the staff’s comment letter, dated February 8, 2011, with respect to the above-captioned filings.  MICROS will require additional time to respond to the staff’s comments beyond the requested 10 business day response time set forth in the comment letter.

MICROS will provide its response to the Staff’s comments by March 11, 2011.  We appreciate the staff’s consideration in this regard.

Yours truly,

/s/  Cynthia A. Russo
Executive Vice President and Chief Financial Officer